March 24, 2020

Lewis J. Critelli
Chief Executive Officer
Norwood Financial Corp.
717 Main Street
Honesdale, PA 18431

       Re: Norwood Financial Corp.
           Registration Statement on Form S-4
           Filed March 19, 2020
           File No. 333-237277

Dear Mr. Critelli:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tonya K. Aldave with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance
cc:    John J. Spidi, Esq.